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FILED VIA EDGAR

March 8, 2019

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                             Victory Portfolios
File Nos.:33-8982 and 811-4852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 164 to the Registrant’s Registration Statement on Form N-1A (File No.: 33-8982), filed on December 17, 2018 (“Form N-1A”).

We expect that the Registrant will file with the Commission a post-effective amendment to the Form N-1A pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about March 8, 2019, incorporating the responses to the Staff’s comments described below.  The Registrant notes that on March 1, 2019, it filed Post-Effective Amendment No. 166 to delay the effectiveness of the Registration Statement until March 8, 2019.

Below we identify in bold the Staff’s comments, and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided on February 13, 2019.  Page references correspond to the PDF version of the Form N-1A.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do

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not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

1)             Page 1:  Please include a representation that confirms that the registration statement will not be sold on until after the merger is consummated.

Response:  The Registrant confirms that it will not sell any shares to the public based on the Form N-1A until after the reorganization with the Harvest Funds has been consummated (other than the shares to be issued in connection with the reorganization and the initial share).

2)             Page 2: Please update with ticker symbols.

Response: The Registrant confirms that it has included all tickers for existing share classes.  Share classes listed without tickers are not currently offered by the Funds.  The Registrant notes that in the section “Investing with Victory,” the prospectus states: “The classes of shares that are offered by the Fund are those listed on the cover page designated with a ticker symbol.”

3)             Page 2, Table of Contents:  To the extent applicable, please update the names of the Funds and apply throughout the prospectus.

Response: Consistent with the prospectuses of other investment series of the Registrant, the Registrant refers to the series throughout the prospectus (excluding the cover page) without reference to “Victory.”  The Registrant does not believe additional changes are necessary.

4)             Page 3: Please consider disclosing in the example (and add applicable disclosure in a footnote to the fee table) that examples do not reflect any front end sales charge or CDSC for Class A shares since shareholders at time of reorganization will never be subject to these charges.

Response: Since the prospectus will be used to solicit new shareholders following the reorganizations, the Registrant does not believe it is necessary or appropriate to include disclosure that would pertain only to those shareholders who received shares as part of the reorganizations.  The Registrant respectfully declines to make this change.

5)             Page 3: Please also add disclosure in Item 12 stating that shareholders who acquired their shares through the reorganization are never subject to a sales load or CDCS, even for new purchases.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

6)             Page 3: In Footnote 1, disclose that shareholders as of the date of the reorganization will not be subject to this CDSC (and the Class A sales charge).

Response:  Since the prospectus will be used to solicit new shareholders following the reorganizations, the Registrant does not believe it is necessary or appropriate to include disclosure that would pertain only to those shareholders who received shares as part of the reorganizations.  The Registrant respectfully declines to make this change.

7)             Page 3: Recoupment of fees and expenses must be limited to three years from the date of waiver or reimbursement — not fiscal year.

Response: The Registrant does not believe that it would be appropriate to revise the disclosure concerning recoupment of expenses as requested since the disclosure reflects the terms of the Funds’ Expense Limitation Agreement with Victory Capital.  Moreover, the Registrant believes such language is consistent with industry practice since reimbursed expenses or waived fees are not considered final until fiscal year-end, rather than on the day they were actually reimbursed or waived.  This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day-to-day basis.  Thus, the Registrant may recapture amounts one day that were reimbursed or waived on an earlier day, only to have expenses meet the expense cap on the following day, requiring another reimbursement or waiver.

For the foregoing reasons, the Registrant believes it is not necessary to make these changes to the footnotes in this section.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment.  The Registrant refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017, and to a letter dated February 14, 2019 in response to the Staff’s comments relating to Victory Portfolios, Registration Statement on Form N-14, filed as EDGAR correspondence on or about February 14, 2019.

The previous investment adviser to the Harvest Funds entered into an agreement to waive certain fees and/or reimburse certain expenses incurred by the Harvest Funds to the extent necessary to limit the total annual fund operating expenses after fee waiver and/or expense reimbursements (subject to certain exclusions) to certain limits.  The previous investment adviser is entitled to recoupment of previously waived or reduced fees, reimbursed expenses, and additional payments for three years from the date of the waiver, reduction, reimbursement, or additional payment, subject to the expense limitation in effect at the time of the waiver, reduction, reimbursement or additional payment and at the time of the time of the recoupment, if any.  The Adviser will be subject to the terms of this recoupment provision with respect to waivers and reimbursements occurring prior to the reorganization.

The Registrant confirms that with respect to expense waivers and reimbursements occurring after the reorganization, as is consistent with its practices with other series portfolios, it will: (a) conduct a FAS 5 analysis to ensure it concludes that recoupment is not probable; and (b) provide that the Funds have communicated the results of that analysis to its independent auditors.

8)             Page 4: Please state that the example applies whether you hold or sell all the shares.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

9)             Page 6:  With respect to the disclosure relating to “other investment company risk,” please add any relevant AFFE disclosure to the Fee Table.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

10)      Page 6: In the third paragraph, second sentence, does this mean that prior performance reflects gross fees/expenses of the Predecessor Fund?  Also, please add at the end of the sentence, “other than sales load, as indicated above.”

Response: The Predecessor Fund’s performance reflects the fees and expenses (net of any expense limitation agreements) of the applicable share classes of the Predecessor Fund.  The Registrant respectfully declines to add the requested language concerning sales loads because, as stated, it has not restated or recalculated the Predecessor Fund’s prior performance to reflect such sales charges.  The reference to the sales charges in the first paragraph relates to the successor Fund’s performance.

11)      Page 7: In the last paragraph of the disclosure concerning performance, the effect of not restating expenses means that expenses would have been lower for both classes.  Please revise to reflect that performance would have been lower.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

12)      Page 7: In the Calendar Year Returns for Class Y Shares chart, please update to include 2017 and 2018.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

13)      Page 7: In Calendar Year Returns for Class Y Shares, provide the required information regarding the additional index in the introduction.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

14)      Page 9: Please state that derivatives counted towards the 80 percent policy will be valued at market value rather than notional value.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

15)      Page 12:  Please include more fulsome disclosure of ETF risks.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

16)      Page 12:   If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.

Response:  The Registrant notes that the bar chart shows Class Y share performance.  The Registrant confirms Class Y shares are not subject to any sales loads or account fees.

17)      Page 19: In the third paragraph of the Additional Fund Information section, first sentence, delete “Unless otherwise stated in a Fund’s Principal Investment Strategies or the SAI,” because shareholders should not have to look for exceptions.  The statement regarding investment objectives is an express requirement under Item 9.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

18)      Page 19, Additional Fund Information: Please also discuss the core strategy of each Fund.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

19)      Page 19:  In the section Collateral Yield Enhancement Strategy (“CYES”), please define what is meant by “purchased further” out of the money call and put options on the same index, and explain whether this term relates to the statement in the second paragraph that “From time to time, a Fund may purchase call or put options in addition to those purchase as part of an individual ‘iron condor’ structure.”  If so, please tie these statements together.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

20)      In the section Collateral Yield Enhancement Strategy (“CYES”), third paragraph: Please provide an example using numerical examples of how the strategy works.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

21)      Page 21:  Please note that the Harvest Funds’ prospectus also includes the following paragraph in the Risks Section: “The Adviser may actively trade a Fund’s options positions and, at times, other securities, which may lead to increased management risks and higher transaction costs that may affect the Fund’s performance.  In addition, active trading of portfolio securities may lead to higher taxes if your Fund shares are held in a taxable account.  In general, the turnover of the Funds’ Core

Investments is anticipated to be relatively low.”  Is this disclosure not applicable to these Victory shell funds?

Response: The Registrant notes this disclosure is included in the Principal Investment Strategy (Item 4) section in the summary prospectus for each Fund.

22)      Page 21: Please include a chart (or something similar) showing which of these risks are applicable to each Fund since not all of these risks are applicable to all Funds.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

23)      Page 21: In the “Asset-Backed Securities Risk” section, please also indicate that the liquidity of these investments can change dramatically over time.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

24)      Page 50 (SAI): In the “Fundamental Investment Policies and Limitations of the Funds” sections, state what the affirmative “vote of the holders of a majority of the Fund’s outstanding shares” means.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

25)      Page 50 (SAI): In the “Senior Securities” section, second paragraph, delete the phrase “at least equal to the value of the fund’s potential economic exposure as measured daily on a mark-to-market basis.”  All cover must be done in accordance with applicable SEC guidelines.

Response:  The Registrant will revise the disclosure consistent with the Staff’s comment.

Should you have any additional questions concerning the filing, please call me at (212) 848-4100.

Very truly yours,

Jay G. Baris

cc:                      Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Nathan Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP